EXHIBIT 99.8

CONSENT OF MATHIEU VEILLETTE

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Mathieu Veillette, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Mine and Arizaro Project, Salta Province, Argentina” dated effective December 31, 2022, evaluating the Lindero property of the Company (the “Lindero Report”), and the information contained in the Lindero Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission.

Dated: March 30, 2023

“Mathieu Veillette”

Mathieu Veillette, P.Eng., P.E. (# 28397)